Filed by Iberdrola, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UIL Holdings Corporation

(Commission File No. 001-15052)

Translation of the transcript of the portion of the speech given by Mr. Ignacio S. Galán, the Chairman and CEO of Iberdrola, S.A. at its general meeting of shareholders on March 27, 2015:

Let me now inform you about a new corporate merger agreement reached on February 25th by our subsidiary in the United States and UIL Holdings Corporation, a company with operations in the regulated businesses of transmission and distribution of electricity and gas in Connecticut and Massachusetts.

Once the transaction is completed, the resulting company, of which Iberdrola will own a stake of 81.5%, will become one of the largest utilities with network assets in the United States, and is intended to be listed on the New York Stock Exchange.

The new company will have the following key indicators on a pro forma basis:

•                  an asset base of approximately 31,000 million dollars;

•                  Gross Operating Income (EBITDA) of approximately 2,014 million dollars and a net income of approximately 570 million dollars;

•                  6,684 MW of installed capacity; and

•                  will serve a population of approximately 10 million people through 3.1 million points of supply with electricity and gas infrastructures in New York, Connecticut, Maine and Massachusetts, providing also electricity generation and gas storage in another 20 states.

The ongoing merger improves the Group’s geographical footprint in this country, increasing the contribution of regulated businesses in dollars; it also generates value for the Group – as it is not dilutive – and enables us to maintain our financial strength.

The merged company might in the future contribute approximately 30% to Group results.

Additional Information and Where to Find It

Iberdrola USA, Inc. (“Iberdrola USA”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed merger. The UIL Holdings Corporation (“UIL”) proxy statement/prospectus will be sent to the stockholders of UIL. STOCKHOLDERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, or from Iberdrola USA, Inc. at www.iberdrolausa.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of UIL have interests in the proposed transaction that may differ from interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management's intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements.  In addition, risks and uncertainties related to the proposed merger with UIL include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Iberdrola USA to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Forward-looking statements included in this communication speak only as of the date of this communication. Iberdrola USA does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.